Listed TSX NYSE	Share Symbol CCO CCJ	web site address: www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Second Quarter Earnings
Saskatoon, Saskatchewan, Canada, July 29, 2005.  . . . . . . . .
Cameco Corporation today reported its financial results for the second quarter and six months ended June 30, 2005. All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of Cameco’s financial results for the three months and six months ending June 30, 2005, see the management’s discussion and analysis following this news release.
Second Quarter 2005

	Three	Three
	Months	Months
	Ended	Ended	%
Financial Highlights	June 30/05	June 30/04	Change
Revenue ($ millions)	287	242	19
Earnings from operations ($ millions)	37	40	(8)
Cash provided by operations (used in) ($ millions)(a)	(45)	(21)	(114)
Net earnings ($ millions)	32	151	(79)
Earnings per share ($) basic	0.19	0.89	(79)
Earnings per share ($) diluted	0.18	0.83	(78)
Adjusted net earnings (b)	32	62	(48)

(a)	After working capital changes.

(b)	2004 net earnings for the three months and six months ended on June 30 have been adjusted to exclude a net gain of $89 million ($0.52 per share) related to Centerra restructuring transactions. This is a non-GAAP measure and Cameco believes the exclusion of this item provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
Revenue increased 19% to $287 million in the second quarter compared to the same period a year ago, due to consolidating 100% of the results from the Kumtor mine. In 2004, only one-third of the results were consolidated into Cameco’s financial statements for most of the second quarter.
In the second quarter of 2005, Cameco’s net earnings were $30 million lower than those reported in the second quarter of 2004. To provide a more meaningful comparison of operating results, the following adjustment was made to 2004 net earnings to exclude a gain in the gold business. In the second quarter of 2004, Cameco recorded an after-tax gain of $89 million ($0.52 per share) for restructuring transactions that led to the creation of Centerra Gold Inc. Including this one-time gain, net earnings in the second quarter of 2004 were $151 million or $0.83 per share diluted.

In the second quarter of 2005, net earnings declined due to lower earnings from Bruce Power LP (primarily as a result of increased outages) and higher charges for administration and exploration. This was partially offset by improved results in the uranium and gold businesses where higher realized prices had a positive impact on gross profits.
Cameco invested $45 million more on operating activities than it generated in cash due to increased uranium and conversion inventories as production and purchases exceeded sales. In the second quarter of 2004, we invested $21 million more on our operating activities than we generated in cash, also due to increased inventories. The second quarter is often the period of inventory accumulation in preparation for sales occurring later in the year. About 45% of uranium deliveries are expected to occur in the last quarter of 2005.
Quarterly results are not necessarily a good indicator of annual results because of a number of factors including the uneven timing of uranium and conversion deliveries as well as scheduled outages at Bruce Power.
“Uranium prices continued to rise in the second quarter and the long-term prospects for the nuclear energy business remain bright,” said Jerry Grandey, Cameco’s president and chief executive officer. “In each of our nuclear businesses we are making significant progress on our plans to increase production in response to continuing positive commodity price trends.”
Uranium spot prices ended the quarter at a 24-year high of $29.00 (US) per pound U3O8, up 29% from three months earlier.
Year to Date 2005

	Six	Six
	Months	Months
	Ended	Ended	%
Financial Highlights	June 30/05	June 30/04	Change
Revenue ($ millions)	503	375	34
Earnings from operations ($ millions)	52	48	8
Cash provided by operations ($ millions)(a)	38	29	31
Net earnings ($ millions)	59	191	(69)
Earnings per share ($) basic	0.34	1.12	(70)
Earnings per share ($) diluted	0.33	1.06	(69)
Adjusted net earnings (b)	59	102	(42)

(a)	After working capital changes.

(b)	2004 net earnings for the three months and six months ended on June 30 have been adjusted to exclude a net gain of $89 million ($0.52 per share) related to Centerra restructuring transactions. This is a non-GAAP measure and Cameco believes the exclusion of this item provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
For the six months ended June 30, 2005, net earnings were $59 million ($0.33 per share diluted), $43 million lower than the adjusted net earnings in 2004 due to reduced earnings from Bruce Power and higher charges for administration and exploration. These decreases were partially offset by improved results in the uranium and gold businesses where higher realized prices had a positive impact on gross profits.

Cash provided by operations increased 31% to $38 million in the first half of 2005 compared to the first half of 2004. This increase is due primarily to higher gold sales and our first cash distribution from Bruce Power ($16 million), partially offset by an increase in inventory levels.
At June 30, 2005, Cameco’s consolidated net debt to capitalization ratio was 16%, up from 13% at the end of 2004.
Outlook for the Third Quarter 2005
Consolidated revenue in the third quarter of 2005 is expected to be about 9% lower than in the second quarter of 2005 due primarily to lower gold production at Kumtor. Earnings from the uranium segment are expected to be moderately higher than in the second quarter of 2005 due to a higher realized price. Conversion services earnings are anticipated to rise in proportion with an expected 33% rise in revenue due to increased deliveries over the second quarter. Cameco’s earnings from Bruce Power are expected to be significantly higher than in the second quarter of 2005 due to fewer planned outage days and a higher realized price. Consequently, consolidated earnings for the third quarter of 2005 are expected to improve modestly from the second quarter.
Outlook for 2005
In 2005, consolidated revenue is expected to grow by more than 15% over 2004 due to increases in the uranium and gold businesses. Bruce Power earnings in 2005 are expected to be similar to 2004. Gold results are expected to decline in 2005 compared to 2004 due to higher unit cash costs at Kumtor and increased spending in exploration.
Dividend Announcement
Cameco announced today that the company’s board of directors declared its regular quarterly dividend of $0.06 per common share payable on October 14, 2005, to shareholders of record at the close of business on September 30, 2005.
Conference Call
Cameco invites you to join its second quarter conference call on Friday, July 29, 2005 from 10:00 a.m. to 11:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time).
The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference call please dial (416) 695-5259 or
(877) 888-4210 (Canada and US). An audio feed of the call will be available on the Web site at www.cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our Web site, www.cameco.com, shortly after the call, and
•	on post view until midnight, Friday, August 12, by calling (416) 695-5275 or (888) 509-0082.

Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s Web site at www.cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., a leading North American-based gold producer.
- End -

For further information:
Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316

Second Quarter Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ending June 30, 2005, as well as the audited consolidated financial statements for the company for the year ended December 31, 2004 and management’s discussion and analysis of the audited financial statements, both of which are included in the 2004 annual report and annual information form. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2004 annual report and annual information form are available at www.cameco.com.
The following is a summary of the key sections of this MD&A:
•	Consolidated financial results
•	Consolidated outlook for 2005 and the third quarter
•	Business segment results and outlook (uranium, conversion, nuclear electricity and gold)
•	Nuclear industry developments
•	Liquidity and capital resources
•	Other items

	Three Months	Three Months	Six Months	Six Months	YTD
	Ended	Ended	Ended	Ended	Change
Financial Highlights	June 30/05	June 30/04	June 30/05	June 30/04%
Revenue ($ millions)	287	242	503	375	34
Earnings from operations ($ millions)	37	40	52	48	8
Cash provided by operations (used in)(a) ($ millions)	(45)	(17)	38	29	31
Net earnings ($ millions)	32	151	59	191	(69)
Earnings per share – basic ($)	0.19	0.89	0.34	1.12	(70)
Earnings per share – diluted ($)	0.18	0.83	0.33	1.06	(69)
Adjusted net earnings (b)	32	62	59	102	(42)
Average uranium spot price for the period ($US/lb U3O8)	27.67	17.99	24.73	17.27	43
Average realized uranium price for the period
· $US/lb U3O8	14.92	12.57	14.38	12.31	17
· $Cdn/lb U3O8	20.42	18.84	19.56	17.68	11
Average realized electricity price ($/MWh)	53	46	51	47	9
Average Ontario electricity spot price ($/MWh)	60	47	58	51	14
Average realized gold price for the period ($US/ounce)	423	360	420	360	17
Average spot market gold price for the period ($US/ounce)	427	393	427	401	6
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

(a)	After working capital changes.

(b)	2004 net earnings for the three months and six months ended on June 30 have been adjusted to exclude a net gain of $89 million ($0.52 per share) related to Centerra restructuring transactions. This is a non-GAAP measure and Cameco believes the exclusion of this item provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
CONSOLIDATED FINANCIAL RESULTS
Consolidated Earnings
In the second quarter of 2004, Cameco recorded an after tax gain of $89 million ($0.52 per share) related to certain restructuring transactions that led to the creation of Centerra Gold Inc. (Centerra). The following discussion of consolidated earnings excludes this net gain to provide a more meaningful comparison of operating results.

Second Quarter
For the three months ended June 30, 2005, net earnings were $32 million ($0.19 per share), $30 million lower than the $62 million ($0.37 per share) recorded in 2004 due to reduced earnings from Bruce Power and higher charges for administration and exploration. These decreases were partially offset by improved results in the uranium and gold businesses where higher realized prices had a positive impact on gross profits.
For details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the second quarter of 2005, total costs for administration, exploration, interest and other were about $41 million, $19 million higher than 2004. Administration costs increased by $11 million from a combination of higher costs for operating Centerra as a stand-alone public company ($3 million), higher stock compensation charges from increased share prices ($3 million) and higher expenditures for regulatory compliance. In the second quarter, Cameco and its subsidiaries incurred costs of $2 million related to Sarbanes-Oxley compliance.
Exploration expenditures rose by $6 million to $12 million due to increased exploration activity in both the gold and uranium businesses. In uranium exploration, a $2 million increase in expenditures was related to programs around existing mines in the Athabasca basin in northern Saskatchewan. In the gold business, Cameco’s 53% gold-owned subsidiary, Centerra, increased its exploration expenditures by $4 million compared to 2004. The higher charges reflect increased gold exploration activity in the Kyrgyz Republic and Mongolia.
The effective tax rate decreased to 17% in the second quarter from 22% in the same period of 2004 due to a greater proportion of income being earned in jurisdictions with favourable tax rates relative to Canada.
Earnings from operations were $37 million in the second quarter of 2005 compared to $40 million in 2004. The aggregate gross profit margin increased to 27% from 26% in 2004.
Year to Date
For the six months ended June 30, 2005, net earnings were $59 million ($0.34 per share), $43 million lower than the $102 million ($0.60 per share) reported in 2004 due to reduced earnings from Bruce Power and higher charges for administration and exploration. These decreases were partially offset by improved results in the uranium and gold businesses where higher realized prices had a positive impact on gross profits.
In 2005, total costs for administration, exploration, interest and other were about $75 million, $32 million higher than 2004. Administration costs increased by $21 million due to a combination of higher costs for operating Centerra ($5 million), higher stock compensation charges from increased share prices ($9 million), higher community donations ($1 million) and higher expenditures for regulatory compliance. In the first six months of 2005, Cameco and its subsidiaries incurred costs of $4 million related to Sarbanes-Oxley compliance.

Exploration expenditures rose by $13 million to $24 million due to increased exploration activity in both the gold and uranium businesses. In uranium exploration, a $3 million increase in expenditures was related to programs around existing mines in the Athabasca basin in northern Saskatchewan. In the gold business, Centerra has increased its exploration expenditures by $10 million compared to 2004. The higher charges reflect increased exploration activity in the Kyrgyz Republic and Mongolia.
In the first half of 2005, the effective tax rate decreased to 19% from 23% in the same period of 2004 due to a higher proportion of income being earned in jurisdictions with favourable tax rates relative to Canada.
Earnings from operations were $52 million in the first half of 2005 compared to $48 million in 2004. The aggregate gross profit margin increased to 25% from 24% in 2004.
Quarterly Consolidated Financial Results ($ millions except per share amounts)

Highlights	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	287	216	361	313	242	132	272	232
Net earnings	32	26	37	52	151	39	34	33
Earnings per share ($)	0.19	0.15	0.21	0.30	0.89	0.23	0.20	0.20
Cash from operations	(45)	84	59	140	(17)	46	79	77
Deliveries in our uranium and conversion businesses tend to be higher in the fourth quarter. Net earnings do not trend directly with revenue because they are significantly influenced by results from Bruce Power. The equity method of accounting is applied to the investment in Bruce Power and thus no Bruce Power revenue is recorded. Cash from operations tends to be quite volatile due largely to the timing of deliveries and product purchases in the uranium and conversion businesses.
Cash Flow
In the second quarter of 2005, Cameco invested $45 million more than it generated in cash due to increased inventory levels as production and purchases of uranium and conversion services exceeded sales. In the same period in 2004, we invested $17 million more than we generated in cash, also due to increased inventories.
In the first half of 2005, Cameco generated cash from operations of $38 million compared to $29 million in 2004. This increase of $9 million was mainly attributable to higher gold sales compared to the previous year and a cash distribution received from Bruce Power ($16 million), partially offset by an increase in inventory levels (see the balance sheet section that follows for more details).
Cameco’s cash from operations does not include its pro rata interest in Bruce Power’s operating cash flow. The pro rata share would have been $66 million in the first half of 2005 compared to $93 million in 2004. Cameco accounts for this investment using the equity method of accounting and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 of the unaudited interim consolidated financial statements and notes for the period ending June 30, 2005.
Balance Sheet
At June 30, 2005, total long-term debt was $674 million, an increase of $155 million compared to December 31, 2004. At June 30, 2005, Cameco’s consolidated net debt to capitalization ratio was 16%, up from 13% at the end of 2004.
Compared to the end of 2004, product inventories increased by $103 million as production and purchases of uranium and conversion services exceeded sales during the first half of 2005. Substantially all of the increase in inventory was attributable to greater volumes rather than cost. Of this increase, about $75 million was related to higher uranium inventory levels and about $26 million was due to higher conversion inventories. The accumulation of inventory in the first half of the year is typical in our uranium and conversion businesses where deliveries are usually skewed to the latter part of the year. In 2005, 45% of the uranium sales deliveries and 40% of the conversion sales are projected to occur in the fourth quarter.
At June 30, 2005, the consolidated cash balance totaled $261 million and Centerra held substantially the entire amount.
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value
Investment ($ millions)	Jun. 30/05	Jun. 30/05	Dec. 31/04
Centerra Gold Inc.	$403	$737	$845
UEX Corporation	8	66	81
Energy Resources of Australia Ltd	18	162	79

Total	$429	$965	$1,005

Foreign Exchange Update
Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, our uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.
In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide this protection, the influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
During the quarter, the Canadian dollar declined against the US dollar from $1.21 ($0.83 (US) = $1.00 (Cdn)) at March 31, 2005 to $1.23 ($0.81 (US) = $1.00 (Cdn)) at June 30, 2005.
At June 30, 2005, Cameco had a foreign currency hedge portfolio of $948 million (US). The schedule of designations, by year, is as follows:

Designations	2005	2006	2007	2008
$US millions	268	325	220	135
These hedges are expected to yield an average exchange rate of $1.24. The net mark-to-market gain on these hedge positions was $28 million at June 30, 2005.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At June 30, 2005, deferred revenue totaled $19 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue (loss)	2005	2006	2007	2008
$Cdn millions	17	15	(3)	(10)
For the remainder of 2005, approximately 73% of the net inflows of US dollars are hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays (denominated in US dollars). For the uranium and conversion services businesses in the second quarter of 2005, the effective exchange rate, after allowing for hedging, was about $1.37 compared to $1.50 in the second quarter of 2004. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For the remainder of 2005, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $1 million (Cdn).
Consolidated Outlook for the Year
In 2005, consolidated revenue is expected to grow by more than 15% over 2004 due to increases in the uranium and gold businesses. On a consolidated basis, the gross profit margin is projected to improve from the 23% reported in 2004.
In the uranium business, revenue is expected to be about 15% higher due to a stronger realized price and increased volumes. About 45% of the uranium sales deliveries occur in the fourth quarter. Revenue from the conversion business is expected to be marginally higher than in 2004 due to an anticipated 9% increase in the average realized selling price, largely offset by lower deliveries.

Bruce Power earnings in 2005 are anticipated to be similar to 2004.
Revenue in the gold business is expected to be higher due primarily to a full year of consolidating the results from Kumtor and increased production at Boroo. In 2005, gold results are projected to decline compared to 2004 due to higher costs at Kumtor and increased spending in exploration.
Administration and exploration costs are projected to be about 40% greater than in 2004. The increase in administration reflects higher charges for stock compensation, a full year of Centerra costs and regulatory compliance. Exploration costs will increase due to greater activity in both the uranium and gold business.
For 2005, the effective tax rate is expected to be in the range of 15% to 20%.
Consolidated Outlook for Third Quarter 2005
Consolidated revenue in the third quarter of 2005 is expected to be about 9% lower than in the second quarter of 2005 due primarily to lower gold production at Kumtor. Earnings from Bruce Power are expected to be significantly higher than in the second quarter of 2005 due to fewer planned outage days and a higher realized price. Consequently, consolidated earnings for the third quarter of 2005 are expected to improve modestly over those of the second quarter.
Outlook Information
For additional discussion on the company’s business prospects for the third quarter and for the full year, see the outlook section under each business segment.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium
•	Conversion services
•	Nuclear electricity generation
•	Gold

URANIUM
Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/05	June 30/04	June 30/05	June 30/04
Revenue ($ millions)	139	142	217	215
Gross profit ($ millions)	35	26	47	34
Gross profit %	25	18	21	16
Earnings before taxes ($ millions)	31	22	39	29
Average realized price
($US/lb)	14.92	12.57	14.38	12.31
($Cdn/lb)	20.42	18.84	19.56	17.68
Sales volume (million lbs)	6.8	7.5	11.1	12.1
Production volume (million lbs)	5.8	4.3	10.6	9.5
Uranium Earnings
Second Quarter
Compared to the second quarter of 2004, revenue from the uranium business decreased by 2% to $139 million due to a 10% decline in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly. The impact of the reduced volume was partially offset by an increase in the average realized selling price, which rose 19% in US dollar terms over the second quarter of 2004. The average realized price in Canadian dollars increased by only 8% due to the strengthening Canadian dollar relative to the US dollar. The increase in the average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $27.67 (US) per pound in the second quarter of 2005 compared to $17.99 (US) in the second quarter of 2004.
The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $105 million in the second quarter of 2005 compared to $116 million in 2004. This decrease was attributable to the 10% decline in sales volume. The unit cost of product sold rose by 1% compared to the second quarter of 2004 due to higher costs for purchased uranium.
Earnings before taxes from the uranium business improved to $31 million from $22 million last year, while the profit margin rose to 25% from 18% in 2004 due to the higher realized selling price.
Year to Date
Revenue from the uranium business increased by 1% to $217 million in 2005 due to an increase in the average realized selling price, which rose 11% in Canadian dollar terms (17% in US dollars) over the first half of 2004. This was largely offset by a 9% decline in sales volume. The increase in the average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $24.73 (US) per pound in the first six months of 2005 compared to $17.27 (US) in 2004.

The total cost of products and services sold, including DDR was $171 million in 2005 compared to $180 million in 2004. This decrease was attributable to the 9% decline in volume, partially offset by a 4% increase in the unit cost of product sold. The rise in the unit cost of product sold was due primarily to higher costs for purchased uranium.
Earnings before taxes from the uranium business improved to $39 million from $29 million last year, while the profit margin rose to 21% from 16% in 2004 due to the higher realized selling price.
Uranium Outlook for the Year
In 2005, Cameco’s uranium revenue is expected to be about 15% higher than in 2004 due to a projected 11% improvement in the Canadian dollar selling price and a 4% increase in deliveries. Uranium sales volume is expected to total more than 34 million pounds in 2005, up marginally from our original target. About 45% of uranium deliveries are expected to occur in the last quarter of the year compared to 2004 when 33% of the sales were delivered in the fourth quarter. In 2005, Cameco’s share of uranium production is projected to increase to 21.1 million pounds of uranium from 20.5 million in 2004.
Uranium margins are expected to improve to about 26% compared to 18% in 2004.
Uranium Outlook for Third Quarter 2005
Earnings from the uranium segment are expected to be moderately higher than in the second quarter of 2005 due to a higher realized price. Deliveries are expected to be similar to those of the second quarter.
Uranium Price Sensitivity 2005
For deliveries during the remainder of 2005, a $1.00 (US) per pound change in the uranium spot price from $29.50 (US) per pound would change revenue by about $2 million (Cdn), net earnings by about $1 million (Cdn) and cash flows by about $2 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.30 (Cdn). See the uranium price sensitivity discussion that follows.
Uranium Price Sensitivity Analysis 2005 to 2008
Over the past several years, Cameco’s strategy has been to ensure adequate cash flow in the near term, while preserving upside potential with a mix of spot price related and fixed-price (escalated by inflation) contracts. Many of our existing contracts’ sensitivity to rising prices is limited by both fixed and ceiling prices that were negotiated when uranium prices were significantly lower. Given the level of sales targeted each year, we are continually in the market signing new contracts for deliveries beginning up to four years in the future. About 25% to 30% of the current contract portfolio expires each year, and is therefore replaced in large part with contracts that were entered into in the previous two to three years.

During this period of rapidly increasing spot and long-term prices, Cameco has continued to enter into new multi-year contracts. For the time being we continue to target our traditional blend of pricing mechanisms, which is 40% of sales volume with fixed pricing escalated by inflation and 60% with pricing related to market prices. As a result, the evolving contract portfolio reflects a mix of fixed and market-related prices. Given the changed market conditions, our historic blend of pricing mechanisms is under review.
The fixed-price contracts have prices that were fixed at the time of contract signing. This means the company has contracts at fixed prices below and above the current spot market prices and they fall into the category of “insensitive” to market price, as noted below. Cameco continues to secure more favourable terms in market price related contracts, including firm floor prices (escalated by inflation).
During the past period of low prices, we attempted to keep the term of contracts as short as possible (three to five years). In the current market environment we are committing to longer-term contracts (up to 10 years or more) where the pricing terms provide downside protection (floor prices) and retain upside potential.
The following table indicates the approximate percentage of targeted sales volume that will be impacted by further increases in the spot price above $29.50 (US) per pound U3O8. As shown in the table below, the proportion of targeted sales that is price sensitive increases in 2006 and continues to grow in 2007 and 2008. The level of price insensitive sales has also increased as a result of higher ceiling prices reached at a market price of $29.50 (US) and new contract commitments at fixed prices. It is important to note that ceiling prices (when negotiated) and floor prices in new contracts are being set at increasingly attractive levels in the current market environment.

	% Sales Target
	2005	2006	2007	2008
Price insensitive [1]	96%	78%	65%	46%
Price sensitive [2]	4%	22%	35%	54%

[1]	Fixed-price contracts and market-related contracts not sensitive to increases in the spot price above $29.50 (US) per pound — contracts under the insensitive category would have prices below and above the spot price of $29.50 (US).

[2]	Market-related contracts plus uncommitted volumes.
By 2008, Cameco should be realizing most of the benefit of today’s improved uranium prices, assuming prices remain at current levels.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on June 30, 2005 was $29.00 (US) per pound U3O8, up 29% from $22.55 (US) at March 31, 2005.
Total spot market volume reported for the second quarter of 2005 was 9.5 million pounds U3O8 for a total of 19.7 million pounds year to date. The second quarter volume was much higher than the 5.2 million pounds in the second quarter of 2004. In response to the increased spot market demand, spot sellers asked for higher prices resulting in spot price strengthening in the early part of the quarter.

The increased activity in the spot market has been largely as a result of inventory building and discretionary purchases due to expectations of higher prices in the future. Purchases by investment funds have added significantly to spot market demand as investors with the expectation of higher uranium prices have begun to invest directly in uranium.
Uranium Long-Term Market
The long-term market continued to be active in the second quarter. Long-term contracting in 2005 is expected to significantly exceed the estimated 90 million pounds U3O8 contracted in 2004.
The industry average long-term price (TradeTech and UxC) on June 30, 2005 was $30.00 (US) per pound U3O8, up from $27.25 (US) at the end of March 2005.
Uranium Operations Update
Uranium Production

Cameco’s share of production	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended	2005 Planned
(million lbs U3O8)	June 30/05	June 30/04	June 30/05	June 30/04	Production
McArthur River/ Key Lake	3.7	2.4	6.5	5.9	13.1
Rabbit Lake	1.6	1.4	3.1	2.6	5.8
Smith Ranch/ Highland	0.3	0.3	0.6	0.6	1.4
Crow Butte	0.2	0.2	0.4	0.4	0.8

Total	5.8	4.3	10.6	9.5	21.1

In the first six months of 2005, Cameco’s share of uranium production was 10.6 million pounds, an increase of 1.1 million pounds (11%) over 2004. The increase in production had a positive effect on unit production costs, which were 11% lower than in the first half of 2004.
McArthur River/Key Lake
Production at McArthur River/Key Lake totaled 9.3 million pounds for the first half of 2005, which compares favourably to the 8.4 million pounds produced during the first half of 2004. Cameco’s share is 70%.
Second quarter production equaled 5.3 million pounds versus 4.0 million pounds in the first quarter. Cameco’s share was 3.7 million pounds in 2005 compared to 2.4 million in 2004. Production for the third quarter of 2005 is expected to be similar to the second quarter. Production plans remain on track to achieve production of 18.7 million pounds (Cameco’s share 13.1 million pounds) of U3O8 in 2005.
Cameco has applied for an increase in the annual licensed capacity at McArthur River and Key Lake to 22 million pounds per year compared to the current 18.7 million pounds. The Canadian Nuclear Safety Commission (CNSC) has indicated that the application will require a screening-level environmental assessment (EA) under the Canadian Environmental Assessment Act. We anticipate a decision from the CNSC early in 2006. If approval is received, we expect it will take about two years to ramp up production. We are developing a plan to determine the optimal, long-term sustainable production rate, which may be less than the new licensed capacity.
Rabbit Lake
Rabbit Lake produced 1.6 million pounds of U3O8 during the second quarter of 2005 and a total of 3.1 million pounds of U3O8 for the first six months of 2005. The additional production achieved in 2005 relative to 2004 resulted from an increase in milled tonnage. Production for the third quarter of 2005 is expected to be slightly less than the second quarter and remains on track to achieve planned production of 5.8 million pounds of U3O8 in 2005.
Development of a new mining area at Eagle Point continued during the second quarter. This area was identified through an intensive exploration and delineation-drilling program over the past two years. Planned production from this area remains on target for the first quarter of 2006.
Cameco has filed with the provincial and federal regulators a project description to support the required EA to process about half of the Cigar Lake ore at Rabbit Lake beginning in 2009. The project description will allow the regulators to define the process and the required scope of the EA.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.5 million pounds U3O8 in the second quarter of 2005 and 1.0 million in the first half of the year. The operations are expected to produce 2.2 million pounds in 2005, marginally below the initial annual target of 2.3 million.
Uranium Projects Update
Cigar Lake
Construction began on January 1, 2005 and is currently on schedule for completion in the first half of 2007. The development of the second shaft and underground workings is approximately 30% completed and surface construction commenced in June. Once production begins, there will be a ramp-up period of up to three years before the mine reaches expected full production of 18 million pounds per year.
Inkai
The ISL test mine at Inkai in Kazakhstan produced about 0.1 million pounds U3O8 during the second quarter of 2005 and 0.2 million for the first half of the year. The test mine at Inkai is projected to produce 0.5 million pounds U3O8 in 2005.
We anticipate that regulatory approval for land clearing and initial foundation work for the main processing plant will be received in the third quarter. The environmental assessment and design plan for the construction of the commercial facility have been submitted to the regulatory authorities with final approval expected early in the fourth quarter.
Commercial production is scheduled for 2007. The costs, net of sales proceeds from Inkai production, are capitalized until commercial production is achieved. We expect Inkai to ramp up to full production of 5.2 million pounds U3O8 per year by 2010.

Subject to executing formal amendments, Cameco has agreed in principle to increase its loan to the joint venture Inkai from $40 million (US) to a maximum of $100 million (US). We also agreed to reduce our financing fee from an effective 10% interest rate to one based on the three-month London inter bank offered rate (LIBOR) plus 2% (equal to 5.5% using the June 30, 2005 LIBOR rate). The earlier loan amount was based on constructing a smaller plant which would produce 2.6 million pounds annually. Repayment of the loan will begin when commercial production starts.
Uranium Exploration Update
Cameco is actively drilling on numerous mid-stage exploration projects in Saskatchewan and Australia. On more advanced projects in northern Saskatchewan:
•	Cameco and its joint venture partners plan to initiate a pre-feasibility study for part of the Dawn Lake deposit (11A) in the third quarter of 2005. Dawn Lake 11A deposit contains 6.2 million pounds of uranium resources (Cameco’s share is 3.6 million pounds). Dawn Lake is located near Rabbit Lake.
•	Underground drilling is on-going at Rabbit Lake to delineate additional reserves.
•	Underground drilling is on-going to the southwest of zone 4 at McArthur River in an attempt to convert resources into reserves.
CONVERSION SERVICES
Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/05	June 30/04	June 30/05	June 30/04
Revenue ($ millions)	30	37	56	63
Gross profit ($ millions)	9	14	18	22
Gross profit %	28	38	32	35
Earnings before taxes ($ millions)	8	14	16	21
Sales volume (million kgU)	3.0	4.4	5.4	7.2
Production volume (million kgU)	2.6	3.0	6.2	7.1
Conversion Services Earnings
Second Quarter
In the second quarter of 2005, revenue from the conversion business declined by 19% to $30 million compared to the same period in 2004 as a result of a 32% decline in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly. The impact of the lower volume was partially offset by an 18% improvement in the realized price. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in UF6 spot prices.

The total cost of products and services sold, including DDR, was $22 million in the second quarter of 2005 compared to $23 million in 2004. This decrease reflects the 32% decline in deliveries, largely offset by a higher unit cost of product sold. The unit cost rose by 28% compared to the second quarter of 2004 due primarily to higher costs for purchased conversion, which have increased along with rise in the UF6 spot price. Since Cameco accounts for its inventory on a weighted average basis, the unit cost of product sold tends to rise as production declines.
In the second quarter of 2005, earnings before taxes from the conversion business declined to $8 million from $14 million in the second quarter of 2004 while the gross profit margin decreased to 28% from 38%.
Year to Date
In the first six months of 2005, revenue from the conversion business declined by 11% to $56 million compared to the same period in 2004 as a 24% decline in sales volume was partially offset by an 18% improvement in the realized price. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in UF6 spot prices.
The total cost of products and services sold, including DDR, was $38 million in 2005 compared to $41 million in 2004. This decrease reflects the 24% decline in deliveries, largely offset by a higher unit cost of product sold. The unit cost rose by 23% compared to the first half of 2004 due primarily to higher costs for purchased conversion, which have trended upward with the rise in the UF6 spot price. In 2005, the cost of purchased conversion has risen by 48% compared to the first six months of 2004, due to purchases made to replenish inventory that was drawn down as a result of last year’s strike at the Port Hope facility. The unit cost of produced conversion was also somewhat higher in 2005 due to a 13% decline in production. Since Cameco accounts for its inventory on a weighted average basis, the unit cost of product sold tends to rise as production declines.
In the first half of 2005, earnings before taxes from the conversion business declined to $16 million from $21 million in the same period in 2004 while the gross profit margin decreased to 32% from 35%.
Conversion Services Outlook for the Year
Revenue from the conversion business is expected to be marginally higher than in 2004 due to an expected 9% increase in the average realized selling price partially offset by a forecast 2% reduction in deliveries. Conversion sales volume is expected to total about 16.5 million kilograms of uranium (kgU) in 2005 compared to 16.9 million kgU in 2004. Production for 2005 is projected to be about 13.0 million kgU, up from 9.5 million kgU in 2004. As a result, unit costs for produced conversion are expected to be lower than in 2004, improving the profit margin for conversion services.
Conversion Services Outlook for Third Quarter 2005
For the third quarter of 2005, conversion revenue is projected to be about 33% higher than in the second quarter of 2005 due to increased deliveries. Gross profit is expected to rise in proportion to revenues.

Conversion Services Price Sensitivity Analysis
The majority of conversion sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
The industry average spot market price (TradeTech and UxC) for North American and European uranium conversion services at June 30, 2005 were both $11.75 (US) per kgU, down slightly from $12.00 (US) at the end of March 2005.
The industry average long-term price (TradeTech and UxC) on June 30, 2005 for North American and European uranium conversion services were both unchanged from the end of the first quarter at $11.88 (US) and $12.63 (US) respectively.
Conversion Services Operations Update
Production
Port Hope production for the second quarter was 2.6 million kgU of uranium, which is 14% lower than the 3.0 million kgU in the second quarter in 2004, mainly as a result of scheduling the annual UF6 plant maintenance shutdown earlier in the year than last year. Production in the third quarter is expected to total 3.1 million kgU, up from the second quarter due to a shift in the UF6 annual maintenance shutdown. For the first six months of 2005, production was 6.2 million kgU, down 13% from 7.1 million kgU for 2004. The decrease in production had a negative effect on unit production costs, which were 10% higher than in the first half of 2004.
We expect to produce 13.0 million kgU for the year, which is below our initial annual target of 13.5 million kgU due to start up challenges after its summer shutdown for maintenance. This compares to 9.5 million kgU in 2004, when we had a production loss due to a strike. The 2005 increase over 2004 is also due to reducing our maintenance shutdown to one month instead of two months.
Port Hope Mid-Term Licence Review
The CNSC issued its report from the mid-term licence review hearing for the Port Hope operation. The conclusion of the CNSC was “...that Cameco’s performance has been acceptable in respect of its compliance with the regulatory requirements and conditions of its licence during the approximate first half of the current licence period.” However, the CNSC did express some concern that the local emergency response had limited capabilities to deal with all potential events of fire at the facility. Cameco is addressing this issue by enhancing the site capability and providing additional training opportunities for the local municipal fire departments. Port Hope’s operating licence comes up for renewal in February 2007.

Slightly Enriched Uranium (SEU) Project Update
The CNSC issued its draft screening report for the SEU project on May 10, 2005 for a 45-day review period. The public comments received will be considered for inclusion in the final screening report.
Engineering work continued on the detailed design for the SEU production facility during the quarter. Considering the time for licence approval and construction, we continue to expect SEU production in the latter part of 2007.
Blind River Capacity
Cameco has filed a project description with the CNSC to support an EA to increase the annual production licence limit to 24 million kgU from 18 million kgU at its Blind River facility. The project description will allow the CNSC to determine the EA process and the required scope of the EA. We are seeking a higher production limit to support our agreement to supply 5 million kgU as UO3 per year to Springfields Fuels Ltd. (formerly British Nuclear Fuels plc).
NUCLEAR ELECTRICITY GENERATION
Highlights
Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/05	June 30/04	June 30/05	June 30/04
Output (terawatt hours)	7.3	9.4	15.5	17.4
Capacity factor (%) [1]	71	92	76	86
Realized price ($/MWh)	53	46	51	47
Average Ontario electricity spot price ($/MWh)	60	47	58	51
($ millions)
Revenue	393	434	811	833
Operating costs	336	286	649	536
Cash costs
— operating & maintenance	228	183	433	351
— fuel	18	20	37	35
— supplemental rent[2]	41	40	82	76
Non cash costs (amortization)	49	43	97	74
Earnings before interest and taxes	57	148	162	297
Interest and finance charges	17	15	34	33
Earnings before taxes	40	133	128	264
Cash from operations	88	189	209	293
Capital expenditures	100	73	153	179
Operating costs ($/MWh)	46	30	42	31
Distributions	50	—	50	—

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Supplemental rent is about $27.5 million per operating reactor per year.

In the second quarter of 2005, Bruce Power generate cash from operations of $88 million compared to $189 million in the second quarter of 2004. Capital expenditures for the second quarter of 2005 totaled $100 million compared to $73 million during the same period in 2004.
Bruce Power also distributed $50 million to the partners in the second quarter, marking the first cash distribution to the partnership. Cameco’s share was $16 million. The partners have agreed that all excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects. In July, Cameco received another cash distribution of $11 million from Bruce Power.
Cameco’s Earnings from Bruce Power

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
($ millions)	June 30/05	June 30/04	June 30/05	June 30/04
Bruce Power’s earnings before taxes (100%)	40	133	128	264
Cameco’s share of pre-tax earnings before adjustments	12	42	40	83
Adjustments:
Sales contract valuation	4	5	7	10
Interest capitalization	—	—	—	2
Interest income on loan to Bruce Power	2	2	4	4
Fair value increments on assets	(4)	(4)	(8)	(8)
Pre-tax earnings from Bruce Power	14	45	43	91
Second Quarter
Earnings
In the second quarter of 2005, Bruce Power recorded earnings of $40 million before taxes, down from $133 million for the second quarter of 2004. The decrease reflects higher costs associated with the planned outages of units A4 and B7 and the unplanned outage of unit B6 to replace its main output transformer. Cameco’s pre-tax earnings from Bruce Power amounted to $14 million compared to $45 million in 2004.
Output
Bruce Power achieved a capacity factor of 71% in the second quarter of 2005 compared to 92% in the same period of 2004. The decrease primarily reflects the planned outages of A4, which ended on April 28, and B7, which began May 7 and continued through the quarter. It also reflects the 29-day unplanned outage of B6 to replace its main output transformer. During the second quarter of 2005, the Bruce Power units generated 7.3 terawatt hours (TWh) of electricity compared to 9.4 TWh in 2004.

Outlined below are the maintenance activities that occurred during the second quarter of 2005.

Planned Outages

Bruce A Unit 4	• Returned to service on April 28 following an outage that began on March 12

Bruce B Unit 7	• Began a planned inspection on May 7 to complete a major spacer relocation work and turbine replacement and is expected to return to service in early August

Unplanned Outages

Bruce A Unit 3	• Offline from April 2 to 11 to repair a valve in one of its reactor regulating systems

Bruce A Unit 4	• Offline for a four-day outage from April 29 to May 2 to repair a pump in the feedwater system and May 8 to May 10 following a test one of its shutdown systems

Bruce B Unit 5	• Returned to service on April 4 following a five-day outage to repair a heat transport pump

• Offline from April 6 to 12 for maintenance on one of its shutdown systems

Bruce B Unit 6	• Offline from April 7 to 11 to perform maintenance on its heat transport system

• Offline from April 15 to May 14 to replace the damaged transformer

• Offline from May 19 to May 23 for maintenance on steam line pipe supports
During the second quarter, the Bruce reactors were offline for a total of 138 days (81 planned and 57 unplanned). In the second quarter of 2004, Bruce Power experienced 36 reactor days of planned maintenance and four days of unplanned outages.
Price
For the second quarter of 2005, Bruce Power’s revenue decreased to $393 million from $434 million over the same period in 2004.
The realized price achieved from a mix of contract and spot sales averaged $53 per megawatt hour (MWh) in the second quarter, higher than the $46 per MWh realized in 2004.
During the quarter, the Ontario electricity spot price averaged $60 per MWh, compared to $47 per MWh in the second quarter of 2004. The higher prices in 2005 were due to an increase in demand as a result of the warm weather, particularly in June.
To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the second quarter of 2005, about 46% of Bruce Power’s output was sold under fixed-price contracts compared to 45% in the same period in 2004.

Costs
Operating costs (including amortization) were $336 million in the second quarter of 2005, compared with $286 million in the same period of 2004.
Cash operating costs were impacted by outage expenses incurred during the second quarter of 2005. Amortization expense was up 14% compared to the second quarter of 2004 primarily due to the amortization of capital costs related to the restart of A3 and A4 and commissioning of other plant additions.
About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the second quarter of 2005 was $46 per MWh, compared with $30 per MWh in the second quarter of 2004. The increase is primarily due to planned and unplanned outages and related outage costs.
Under its initial 15% investment in Bruce Power in 2001, Cameco had certain preferred rights with respect to its 15% interest and contracted to be the sole fuel supplier of uranium and conversion services to Bruce Power. Cameco’s 2003 agreement to purchase an additional 16.6% interest in Bruce Power protected these preferred rights and confirmed its fuel supply responsibility to Bruce Power. These rights include a right to cap our investment at $100 million without diluting the 15% interest and a lower exposure to guarantees to customers under power sales arrangements. At June 30, 2005, Cameco had invested $93 million against the contribution cap and had a $16 million lower exposure to guarantees under the power sales agreement. During the quarter, effective July 28, 2005, Cameco terminated these preferred rights in return for higher prices on the uranium supplied to Bruce Power.
Cameco provides guarantees under customer contracts of up to $108 million. At June 30, 2005, Cameco’s actual exposure under these guarantees was $60 million. After removing its preferred rights, Cameco’s guarantees for these contracts would have been $154 million and actual exposure would have been $77 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totaled about $82 million at June 30, 2005.
In the future, Cameco expects to generate incremental revenue over the term of the fuel supply agreement as a result of the higher uranium prices to be paid by Bruce Power. In turn, Bruce Power will incur higher fuel costs, which will negatively affect its earnings. Overall, although obliged to provide higher guarantees, Cameco expects its future financial results to benefit from this new arrangement. Cameco has a 31.6% interest in Bruce Power.
Year to Date
Earnings
For the six months ended June 30, 2005, Bruce Power earnings before taxes were $128 million compared to $264 million in 2004. This decrease reflects the timing and associated costs of planned outages earlier in the year compared with 2004. As well, the B6 unplanned outage resulted in lost production of 0.7 TWh. Year to date, Cameco’s earnings before tax from Bruce Power amounted to $43 million compared to $91 million for the same period in 2004.

Output
For the first six months of the year, the Bruce Power units achieved a capacity factor of 76%, compared with 86% in the same period last year. These units produced 15.5 TWh during the first half of the year, a decrease of 1.9 TWh over the same period last year, which primarily reflects the planned outages of units A4 and B7 and the unplanned unit B6 outage.
Price
For the first six months of 2005, revenues totaled $811 million, compared to $833 million in the first half of 2004. During this period, Bruce Power’s realized price averaged $51 per MWh from a mix of contract and spot sales compared with $47 per MWh during the same period last year. The Ontario electricity spot price averaged about $58 per MWh during the first half of the year, compared to $51 per MWh a year ago.
During the first half of 2005, about 51% of Bruce Power’s output was sold under fixed-price contracts compared to 48% in the same period in 2004.
Costs
For the first half of 2005, operating costs were $649 million, compared with $536 million in the same period in 2004. This increase primarily reflects the higher costs associated with outages and six months of operation of the A3 unit, which was restarted and began commercial production in March 2004.
About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the first half of 2005 was $42 per MWh, compared with $31 per MWh for the same period in 2004. The increase is primarily due to planned and unplanned outages and related outage costs.
Bruce Power Outlook for 2005
The targeted average capacity factor for 2005 has been revised to 83% from 85%, due primarily to the unplanned outage at Unit 6.
The planned outages for the remainder of 2005 for Bruce Power’s reactors are outlined below.

B Units	• B7 was taken offline on May 7 and is expected to return to service in early August.

• The third quarter scheduled outage of B5 has been moved to the fourth quarter. It is expected to last up to two months and return to service before the end of the year.
Bruce Power earnings in 2005 are anticipated to be similar to 2004. Results, however, are sensitive to the Ontario electricity price and the operating performance of the Bruce Power units.

Bruce Power Outlook for Third Quarter 2005
Cameco’s earnings from Bruce Power are expected to rise significantly compared to the second quarter of 2005 due to fewer planned outage days and a higher realized price. Planned outages in the third quarter are expected to total about 30 days, 51 days less than in the second quarter of 2005.
Electricity Price Sensitivity Analysis
For the remainder of 2005, about 36% of Bruce Power’s planned output will be under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $2 million.
Nuclear Electricity Update
Bruce A1 and A2 Restart
Following discussions with the provincially appointed negotiator, Bruce Power is now negotiating with Ontario government ministries for the potential restart of the two Bruce A reactors (units 1 and 2).
Point Lepreau
Bruce Power has submitted a preliminary proposal to New Brunswick Power regarding the potential operation and refurbishment of the Point Lepreau generating station. New Brunswick Power continues to consider all of its options. We expect the New Brunswick government to announce a decision shortly.
Ontario Electricity Market
The Ontario government announced on June 15 that three of the four remaining coal-fired generating stations in the province will close by the end of 2007, with the remaining station, Nanticoke generating station, to close in early 2009.
GOLD
Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange (TSX). Centerra began trading on the TSX under the symbol CG in June 2004. We transferred substantially all of our gold assets to Centerra as part of our strategy to unlock the value contained in these gold properties.
The operating results of the Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, we proportionately consolidated our interest in Kumtor. We also fully consolidate the results of Boroo, Centerra’s gold mine in Mongolia. We adjust for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

Financial Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/05	June 30/04	June 30/05	June 30/04
Revenue ($ millions)	118	63	230	97
Gross profit ($ millions)	35	23	62	35
Gross profit %	30	36	27	36
Realized price (US$/ounce)	423	360	420	360
Sales volume (ounces) [1]	225,000	128,000	445,000	197,000

[1]	Comprising one-third of Kumtor to June 22, 2004 and 100% thereafter.
Production Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/05	June 30/04	June 30/05	June 30/04
Kumtor (100%)
Production (ounces)	138,000	179,000	279,000	352,000

Boroo (100%)
Production (ounces) [2]	75,000	63,000	147,000	83,000

[2]	Commercial operations commenced March 1, 2004.
Gold Earnings
Second Quarter
In the second quarter of 2005, revenue from the gold business rose by $55 million to $118 million compared to the second quarter of 2004. This increase was due largely to the full consolidation of Kumtor’s results. The realized price for gold increased to $423 (US) in the quarter compared to $360 (US) per ounce in the second quarter of 2004, due to higher spot prices.
For the quarter, the gross profit margin for gold declined to 30% from 36% in 2004 due to higher costs at Kumtor, largely the result of lower production. On a 100% basis, Kumtor’s production was 138,000 ounces compared to 179,000 ounces in the second quarter of 2004.
Production at the Kumtor mine decreased 23% due to a lower mill head grade that averaged 3.7 grams per tonne (g/t) compared to 4.7 g/t in 2004.
Production at Boroo was 75,000 ounces compared to 63,000 ounces in 2004. The average head grade of ore feed to the mill was 4.2 g/t compared to 4.0 g/t last year.
Year to Date
In the first six months of 2005, revenue from the gold business rose by $133 million to $230 million compared to 2004. This increase was due largely to the full consolidation of Kumtor’s results. The realized price for gold increased to $420 (US) in the quarter compared to $360 (US) per ounce in 2004, due to higher spot prices.

While Centerra’s 2005 gold sales are unhedged, gold revenue includes proceeds from the sale of gold in the current period as well as deferred charges related to closed hedge contracts. The recognition of the deferred charges causes the realized gold price to vary relative to the average spot price for the period. In 2005, the deferred charges amounted to $7 per ounce compared to $25 per ounce in 2004.
Gold production at Kumtor was 21% lower than in the first half of 2004 due mainly to a lower mill head grade that averaged 3.7 g/t compared to 4.7 g/t last year.
Boroo gold production in the first half of 2005 was 147,000 ounces compared to 83,000 ounces in the first half of 2004 due to a full six months of production. The average head grade of ore feed to the mill was 4.5 g/t compared to 4.1 g/t last year.
Gold Market Update
The average spot market gold price during the second quarter of 2005 was $427 (US) per ounce, ending the quarter at $437 (US) per ounce. The average spot market gold price during the second quarter of 2004 was $393 (US) per ounce.
Timing differences between the settlement and designation of hedge contracts have resulted in deferred charges. At June 30, 2005, these deferred charges to be recognized in future periods totaled $5 million (US), including $2 million (US) in the remaining six months of 2005.
Gold Outlook for the Year
Based on Centerra’s current operations, total production for the year is forecast at 798,000 ounces, a decline of almost 9% from 2004 primarily as a result of lower grades at the Kumtor mine. However, Centerra’s beneficial production is expected to increase to 785,000 ounces from 610,000 in 2004 due to the increased ownership level in both mines and a full year of operation at Boroo.
At Kumtor, production in 2005 is expected to decline to 525,000 ounces from 657,000 ounces in 2004, due to a lower mill head grade that is expected to average 3.8 g/t compared to 4.4 g/t in 2004.
For Boroo, the outlook for 2005 calls for production to increase to 273,000 ounces from 246,000 ounces in 2004 due to higher throughput level. The mill head grade is expected to average 4.1 g/t compared to 4.5 g/t in 2004.
Overall, gold results are expected to decline in 2005 from 2004 due to higher unit costs and increased spending in exploration.
Gold Outlook for Third Quarter 2005
Gold gross profits in the third quarter of 2005 are projected to decrease compared to the second quarter of 2005 due to higher costs resulting from lower production at Kumtor where ore grades are expected to be lower and the higher cost of consumable items.

Gold Price Sensitivity Analysis
For 2005, gold sales are unhedged. For the remainder of 2005, a $10.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $4 million (Cdn), cash flow by about $4 million (Cdn) and net earnings by about $2 million (Cdn).
Political Situation in Mongolia and the Kyrgyz Republic
Presidential elections were held in Mongolia and the Kyrgyz Republic during the second quarter and throughout the electoral process, Centerra’s mines continued their record of uninterrupted operations since the start of commercial production.
In Mongolia, Mr. Nambaryn Enkhbayar from the Mongolian People’s Revolutionary Party was elected in the first round of voting. In the Kyrgyz Republic, Mr. Kurmanbek Bakiev was elected to office, in a majority vote, after holding the interim position following the departure of Askar Akayev.
In news releases on July 19, 2005, Centerra and Cameco issued an update on developments related to the Kumtor mine in the Kyrgyz Republic. As the new government becomes established, Centerra expects there will be less political uncertainty related to the Kumtor mine. Nevertheless, as the largest foreign investment enterprise in the Kyrgyz Republic, the mine has been and continues to be a focus of political debate. There can be no assurance that the mine will not be affected by the political situation in the country.
The Attorney General’s office requested documents from Kumtor Operating Company (Centerra’s 100% subsidiary) and Centerra as part of a criminal investigation into alleged abuses of power or authority by officers of the Kyrgyz government, Kyrgyzaltyn JSC (the state-owned entity that formerly held two-thirds of the project and now owns 15.7% of Centerra), Kumtor Gold Company and Kumtor Operating Company. The requests were made on the basis of previous parliamentary resolutions opposing and challenging the Kumtor agreements and the legality of the restructuring. Centerra is being responsive to these requests. This request was in addition to information requests from the State Auditing Chamber in connection with its inquiries into the Kumtor restructuring noted in the first quarter report.
Centerra is not aware of any basis for any allegation of criminal conduct. The Kumtor restructuring was approved by government decrees and was supported by legal opinions of the Ministry of Justice on the authority of the government to enter into and complete the restructuring. The International Finance Corporation and the European Bank for Reconstruction and Development also participated in the restructuring transactions. Centerra and Cameco have complete confidence in the validity of the restructuring agreements with the government. Disputes about such agreements are subject to resolution by international arbitration. Furthermore, Mr. Bakiev, prior to the presidential elections, stated on several occasions that the Kyrgyz Republic will honour its agreements with foreign investors.
The interim government established a commission in April to inquire into the former president’s assets. The commission has published a report on its findings that does not contain any allegations against Centerra or its Kyrgyz subsidiaries.

Access to the Kumtor Mine
Since July 27, 2005, access to the Kumtor mine, in the Kyrgyz Republic, has been restricted by an illegal roadblock.
The action is related to the 1998 cyanide incident which was settled with the government of the Kyrgyz Republic in 1999. The settlement agreement was submitted to international arbitration which reviewed and confirmed the settlement as fair and reasonable.
Based on independent scientific findings, management does not believe that there are any long-term health or environmental effects resulting from the incident.
There are sufficient employees and supplies at the mine site in order to continue full operations at the present time. The government has been advised of its obligation to provide the company with unrestricted access to the mine site.
Kumtor Tax Update
On July 22, 2005, Centerra issued a news release announcing that the Kyrgyz tax authorities had issued assessments from the scheduled tax and customs inspections. The inspections have been conducted routinely since the Kumtor mine began operations eight years ago.
The assessments, as submitted, are estimated to result in an obligation for cash taxes of about $5 million (US) and the denial of loss carry-forwards with a cash tax effect of $12 million (US) spread over the three-year period 2005 to 2007. The tax inspection relates to the 2003 year, with the exception of the profit tax return, which covers the years 1997 to 2003, while the customs inspection relates to the years 2000 to 2004. The assessments are based upon interpretations of Kyrygz law and will be negotiated accordingly, as assessments have been in past years.
Kumtor intends to file normal-course objections to the assessments within the 30-day period provided by Kyrgyz regulations. Centerra believes that it has strong arguments to support these objections and does not expect the outcome will have a material impact on its financial position.
NUCLEAR INDUSTRY DEVELOPMENTS
United States
In April, the US government released its annual report on uranium for 2004. Key points include:
•	US utility inventories increased 24% to 56 million pounds U3O8,
•	US utility purchases were 7 million pounds higher than in 2003, totaling 64 million pounds at a weighted average price of $12.61 (US), a 17% increase in price from the previous year;
•	15% of purchases were under spot contracts and the remaining 85% were under term contracts, approximately the same mix as in 2003, and
•	uncovered demand for the forward 10-year period decreased 3% from the previous year to 67% of requirements.
In 2004, for the fourth consecutive year, nuclear was the lowest cost source of expandable base load (non-hydro) electricity production in the US. Nuclear electricity costs decreased 7% from

2003, averaging 1.68 cents (US) per kilowatt hour (kWh). Average nuclear fuel costs were 0.42 cents per kWh compared to 5.33 cents per kWh for natural gas, 4.76 cents for oil, and 1.46 cents for coal.
The US government has initiated the second sunset review of the Russian suspension agreement. In 1992, Russia and the US entered an agreement suspending the anti-dumping action while setting price-related quotas on US imports of Russian uranium. Sunset reviews are conducted every five years to assess if cancellation of the suspension agreement would result in the continuation of dumping of Russian imports and/or injury to the US industry. Cameco, through its US subsidiary Power Resources, Inc., intends to participate in the sunset review.
In the US, a total of 33 reactors have been granted 20-year license extensions. Operators of 40 other reactors have applied for or have indicated their intent to apply for life extensions, which combined with those granted, represent over 70% of current US nuclear generating capacity.
FPL Energy has agreed to buy the Duane Arnold nuclear power plant from Alliant Energy for $387 million (US) (including fuel and inventory), which is one of the highest prices paid per megawatt hour for a US reactor. FPL has indicated it will seek a licence extension for the 600 MWe boiling water reactor. Its current licence expires in 2014.
Europe
The EURATOM Supply Agency (ESA) has released the statistical portion of its annual report. In 2004, EU utilities loaded 50 million pounds U3O8 equivalent of fresh fuel into reactors. Looking forward, ESA reports annual uranium requirements will decline by about 12% over the next 10 years, presumably as a result of the planned phase-outs in Europe. Due to exchange rates, prices for multi-year and spot contracts increased in US dollars, averaging $13.97 (US) and $12.51 (US) per pound U3O8 respectively. However, average prices in Euros decreased for the third consecutive year.
In May, two European reactors, one in each of Sweden and Germany, were permanently closed resulting in the loss of 940 megawatts of nuclear capacity. In both cases these were the second reactor closures as a result of the phase-out programs in these countries.
In Germany the next reactor is scheduled to close in 2007. However, the leading opposition party, which is expected to win the upcoming federal election in September, has indicated they will allow nuclear reactors to run as long as they are safe.
In Sweden, the opposition party that initiated the anti-nuclear debate has reversed its long-standing position on phasing out nuclear and is now calling for reactors to remain open for as long as possible. All opposition parties support the use of nuclear energy, with one party stating it would restart the shut down unit and support the building of new reactors.
The Czech Republic’s deputy minister for industry and trade has announced that construction of two new 1,200 MWe reactors at the Temelin nuclear plant are under consideration. New reactors are being considered because the government has recently estimated that future contributions from renewable energy sources are likely to be less than previously believed.

Asia
Ground breaking has begun in South Korea for construction of two new reactors at the Kori nuclear station. Kori 5 and 6 will be 1,000 MWe advanced pressurized water reactors scheduled for completion in 2010 and 2011.
The Japanese utility Tepco has restarted its last idled reactor, which had been offline for over two and a half years. The utility’s 17 reactors were taken offline after the company was found to have falsified safety reports in 2002.
LIQUIDITY AND CAPITAL RESOURCES
Changes in liquidity and capital resources during the second quarter included the following:
Commercial Commitments
Commercial commitments increased by 7% to $363 million from $341 million at March 31, 2005. At June 30, 2005, commercial commitments included standby letters of credit of $204 million and financial guarantees for Bruce Power of $159 million, which reflects the termination of preferred rights.
Credit Ratings
On May 10, 2005, Moody’s Investors Service placed Cameco’s senior unsecured debt rating under review for possible downgrade. Moody’s review is focused on Cameco’s investment in Bruce Power and on Cameco’s ability to benefit from currently high spot uranium prices. Cameco continues to work with Moody’s on these matters. As of June 30, 2005, Cameco had the following ratings for its senior debt from third-party rating agencies:
•	Dominion Bond Rating Service Limited (DBRS) — “A (low)” with a stable outlook
•	Moody’s Investors Service — “Baa1” under review for possible downgrade
•	Standard & Poor’s (S&P) — “BBB+” with a stable outlook
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements.
Cameco has access to about $745 million in unsecured lines of credit. Commercial lenders have provided a $500 million five-year, unsecured revolving credit facility, available until November 30, 2009, with annual extension provisions. Up to $100 million of this facility can be used to support letters of credit. The facility ranks equally with all other senior debt of the company. At June 30, 2005, there were no amounts outstanding under these credit facilities.

The company may borrow directly from investors by issuing commercial paper up to $400 million. To the extent necessary, Cameco uses the revolving credit facility to, among other things, provide liquidity support for its commercial paper program. Commercial paper outstanding at June 30, 2005 amounted to $321 million.
Cameco also has agreements with various financial institutions to provide up to $245 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future reclamation of the company’s operating sites. Outstanding letters of credit at June 30, 2005 amounted to $204 million.
SHARE CAPITAL
At June 30, 2005, there were 174.2 million common shares and one Class B share outstanding. In addition, there were 5.0 million stock options outstanding with exercise prices ranging from $5.00 to $54.08 per share. Cameco also had convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 10.6 million common shares at a conversion price of $21.67 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued and unpaid interest. At current share prices, we expect existing holders to convert to equity.
RELATED PARTY TRANSACTIONS
Cameco buys a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership. Harry Cook, a director of Cameco, was the chair of this company and was also the chief of Lac LaRonge Indian Band, which owns Kitsaki. In the first half of 2005, Cameco had paid Kitsaki subsidiary companies $14.8 million for transportation and catering services. Chief Cook retired as chief of the Lac La Ronge Indian Band and chair of Kitsaki as of March 31, 2005. Mr. Cook may continue to be affiliated with the Band and Kitsaki.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; terrorism; sabotage; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West	320 Bay Street, P.O. Box 1
	Saskatoon, Saskatchewan	Toronto, Ontario
CCJ	S7M 1J3	M5H 4A6
New York Stock Exchange
	Phone: 306-956-6200	Phone: 800-387-0825
Convertible Debentures	Fax: 306-956-6318	(North America)
CCO.DB	Web: www.cameco.com	Phone: 416-643-5500
Toronto Stock Exchange		(outside North America)
- End -

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended
	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Financial (in millions)
Revenue	$287	$242	$503	$375
Earnings from operations	37	40	52	48
Net earnings	32	151	59	191
Cash provided by (used in) operations	(45)	(17)	38	29
Working capital (end of period)			750	585
Net debt to capitalization			16%	18%

Per common share
Net earnings — Basic	$0.19	$0.89	$0.34	$1.12
— Diluted	0.18	0.83	0.33	1.06
Dividend	0.06	0.05	0.12	0.10

Weighted average number of paid common shares outstanding (in thousands)	173,763	170,952	173,491	170,643

Average uranium spot price for the period (US$/lb)	$27.67	$17.99	$24.73	$17.27

Sales volumes
Uranium (in thousands lbs U3O8)	6,803	7,519	11,068	12,105
Uranium conversion (tU)	2,980	4,354	5,425	7,167
Gold (troy ounces)	225,000	128,000	445,000	197,000
Electricity (TWh)	2.3	3.0	4.9	5.5
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Six Months Ended
Cameco Production	Share	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,714	2,371	6,489	5,887
Rabbit Lake	100.0%	1,581	1,431	3,056	2,647
Crow Butte	100.0%	213	204	433	408
Smith Ranch Highland	100.0%	338	280	621	567

Total		5,846	4,286	10,599	9,509

Uranium conversion (tU)	100.0%	2,583	2,996	6,193	7,060

Gold (troy ounces)
Kumtor (i)	100.0%	138,000	60,000	279,000	117,000
Boroo (ii)	100.0%	75,000	63,000	147,000	83,000

Total		213,000	123,000	426,000	200,000

(i)	Cameco’s effective ownership interest in Kumtor was 33.3% for the first six months of 2004.

(ii)	Quantity reported for Boroo in 2004 excludes 28,000 ounces produced prior to declaration of commercial production. Cameco’s effective ownership interest in Boroo was 53% for the first six months of 2005.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Revenue from
Products and services	$287,120	$242,200	$503,353	$374,608

Expenses
Products and services sold	163,570	134,938	294,455	221,713
Depreciation, depletion and reclamation	45,291	44,865	82,361	62,210
Administration	27,311	15,654	50,613	29,786
Exploration	12,491	6,292	23,662	11,041
Research and development	729	416	1,370	896
Interest and other [note 5]	1,210	390	623	2,202
Gain on sale of assets	(114)	(146)	(1,315)	(1,146)

	250,488	202,409	451,769	326,702

Earnings from operations	36,632	39,791	51,584	47,906
Earnings from Bruce Power	14,022	45,094	43,458	90,997
Other income [note 6]	739	115,595	316	116,870

Earnings before income taxes and minority interest	51,393	200,480	95,358	255,773
Income tax expense [note 7]	8,838	44,146	18,299	59,810
Minority interest	10,121	4,935	18,335	5,448

Net earnings	$32,434	$151,399	$58,724	$190,515

Basic earnings per common share [note 8]	$0.19	$0.89	$0.34	$1.12

Diluted earnings per common share [note 8]	$0.18	$0.83	$0.33	$1.06

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Six Months Ended
	Jun 30/05	Jun 30/04

Retained earnings at beginning of period	$938,809	$694,423
Net earnings	58,724	190,515
Dividends on common shares	(20,820)	(17,104)

Retained earnings at end of period	$976,713	$867,834

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	Jun 30/05	Dec 31/04

Assets
Current assets
Cash	$260,646	$189,532
Accounts receivable	120,445	182,951
Inventories	490,280	386,936
Supplies and prepaid expenses	107,280	90,923
Current portion of long-term receivables, investments and other	767	898

	979,418	851,240

Property, plant and equipment	2,301,068	2,281,418
Long-term receivables, investments and other	755,912	732,262
Goodwill [note 10]	190,605	187,184

	3,247,585	3,200,864

Total assets	$4,227,003	$4,052,104

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$199,593	$231,697
Dividends payable	10,451	8,652
Current portion of other liabilities	4,196	17,317
Future income taxes	14,891	38,653

	229,131	296,319

Long-term debt	674,087	518,603
Provision for reclamation	169,469	166,941
Other liabilities	26,646	31,086
Future income taxes	527,648	533,024

	1,626,981	1,545,973

Minority interest	369,374	345,611

Shareholders’ equity
Share capital	767,440	750,559
Contributed surplus	516,522	511,674
Retained earnings	976,713	938,809
Cumulative translation account	(30,027)	(40,522)

	2,230,648	2,160,520

Total liabilities and shareholders’ equity	$4,227,003	$4,052,104

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Operating activities
Net earnings	$32,434	$151,399	$58,724	$190,515
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	45,291	44,865	82,361	62,210
Provision for future taxes [note 7]	(365)	38,129	2,970	52,219
Deferred revenue recognized	(22,430)	(8,768)	(29,792)	(6,979)
Unrealized gains on derivatives	2,961	(2,956)	2,602	(4,357)
Stock-based compensation [note 9]	4,043	1,654	6,834	2,597
Gain on sale of assets	(114)	(146)	(1,315)	(1,146)
Earnings from Bruce Power	(14,022)	(45,094)	(43,458)	(90,997)
Equity in (earnings) loss from associated companies	(739)	1,019	1,001	404
Other income	—	(116,614)	—	(116,614)
Minority interest	10,121	4,935	18,335	5,448
Other operating items [note 11]	(102,647)	(85,550)	(59,909)	(64,175)

Cash provided by (used in) operations	(45,467)	(17,127)	38,353	29,125

Investing activities
Acquisition of net business assets, net of cash acquired	—	(3,717)	—	(3,717)
Additions to property, plant and equipment	(54,676)	(31,104)	(101,164)	(46,500)
Increase in long-term receivables, investments and other	(1,802)	(2,146)	(4,426)	(2,146)
Proceeds on sale of property, plant and equipment	66	22	1,183	1,022

Cash used in investing	(56,412)	(36,945)	(104,407)	(51,341)

Financing activities
Decrease in debt	—	—	—	(5,175)
Increase in debt	128,532	67,483	154,364	—
Short-term financing	—	—	(14,544)	—
Issue of shares	8,182	9,552	14,879	16,761
Subsidiary issue of shares	—	73,625	—	73,625
Dividends	(10,410)	(8,543)	(19,056)	(17,059)

Cash provided by financing	126,304	142,117	135,643	68,152

Increase in cash during the period	24,425	88,045	69,589	45,936
Exchange rate changes on foreign currency cash balances	1,705	(2,141)	1,525	705
Cash at beginning of period	234,516	44,806	189,532	84,069

Cash at end of period	$260,646	$130,710	$260,646	$130,710

Supplemental cash flow disclosure
Interest paid	$7,441	$9,908	$13,562	$17,877
Income taxes paid	$9,019	$4,605	$34,399	$11,925

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2004 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Bruce Power
(a)	Summary Financial Information — Bruce Power Limited Partnership (100% basis)

(i)	Income Statements

	Six Months Ended
(millions)	Jun 30/05	Jun 30/04

Revenue	$811	$833
Operating costs	649	536

Earnings before interest and taxes	162	297
Interest	34	33

Earnings before taxes	128	264

Cameco’s share (a)	40	83
Adjustments (b)	3	8

Cameco’s share of earnings before taxes	$43	$91

(a)	Cameco’s interest in Bruce Power earnings is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.
(ii)	Balance Sheets

(millions)	Jun 30/05	Dec 31/04

Assets
Current assets	$381	$390
Property, plant and equipment	2,300	2,233
Long-term receivables and investments	145	172

	$2,826	$2,795

Liabilities and Partners’ Capital
Current liabilities	$202	$246
Long-term debt	1,123	1,126

	1,325	1,372

Partners’ capital	1,501	1,423

	$2,826	$2,795

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(iii)	Cash Flows

	Six Months Ended
(millions)	Jun 30/05	Jun 30/04

Cash provided by operations	$209	$293
Cash used in investing	(166)	(205)
Cash used in financing	(45)	(89)
(b)	Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24,000,000.

(ii)	Guarantees to customers under power sale agreements of up to $108,000,000. Cameco’s actual exposure under these guarantees was $60,000,000 at June 30, 2005.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,000,000.
Effective July 28, 2005, Cameco exercised its right to receive higher prices on the uranium supplied to Bruce Power. This was effected by terminating certain preferred rights, which included the right to cap certain investment requirements at $100,000,000 without diluting our interest and a lower exposure to guarantees to customers under power sales agreements. At June 30, 2005, Cameco had invested $93,000,000 against the contribution cap. The new arrangement increases Cameco’s maximum and actual exposures under power sale agreements from the amounts reported in (b)(ii) above to $154,000,000 and $77,000,000.
3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at June 30, 2005 was approximately $598,000,000.

4.	Share Capital
(a)	At June 30, 2005, there were 174,182,601 common shares outstanding.

(b)	Options in respect of 4,951,710 shares are outstanding under the stock option plan and are exercisable up to 2015. Upon exercise of certain existing options, additional options in respect of 96,950 shares would be granted.
5.	Interest and Other

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Interest on long-term debt	$7,563	$9,913	$14,717	$19,925
Other interest and financing charges	393	531	848	1,061
Interest income	(1,325)	(409)	(2,638)	(884)
Foreign exchange gains	(291)	(46)	(903)	(1,683)
(Gains) losses on derivatives	584	(2,956)	(167)	(4,357)
Capitalized interest	(5,714)	(6,643)	(11,234)	(11,860)

Net	$1,210	$390	$623	$2,202

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Other Income

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Restructuring of gold business	$—	$116,614	$—	$116,614
Dividends on portfolio investments	—	—	1,317	660
Equity in earnings (loss) of associated companies	739	(1,019)	(1,001)	(404)

Net	$739	$115,595	$316	$116,870

7.	Income Tax Expense

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Current income taxes	$9,203	$6,017	$15,329	$7,591
Future income taxes (recovery)	(365)	38,129	2,970	52,219

Income tax expense	$8,838	$44,146	$18,299	$59,810

8.	Per Share Amounts

	Three Months Ended			Six Months Ended
(thousands)	Jun 30/05		Jun 30/04	Jun 30/05		Jun 30/04

Basic earnings per share computation
Net earnings	$32,434		$151,399	$58,724		$190,515
Weighted average common shares outstanding	173,763		170,952	173,491		170,643

Basic earnings per common share	$0.19		$0.89	$0.34		$1.12

Diluted earnings per share computation
Net earnings	$32,434		$151,399	$58,724		$190,515
Dilutive effect of:
Convertible debentures	(a	)	1,914	(a	)	3,953

Net earnings, assuming dilution	$32,434		$153,313	$58,724		$194,468

Weighted average common shares outstanding	173,763		170,952	173,491		170,643
Dilutive effect of:
Convertible debentures	(a	)	10,578	(a	)	10,614
Stock options	2,581		2,238	2,682		2,100

Weighted average common shares outstanding, assuming dilution	176,344		183,768	176,173		183,357

Diluted earnings per common share	$0.18		$0.83	$0.33		$1.06

(a)	Excluded from the calculation, as the instrument was not potentially dilutive to earnings during the period.
Options whose exercise price was greater than the average market price were excluded from the calculation.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 15,730,209, of which 9,211,247 shares have been issued.

For the six months ended June 30, 2005, Cameco has recorded compensation expense of $6,834,000 (2004 — $2,597,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2005.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Net earnings — as reported	$32,434	$151,399	$58,724	$190,515
Add: Stock option employee compensation expense included in reported net earnings	4,043	1,654	6,834	2,597
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards	(4,043)	(1,805)	(6,911)	(2,899)

Net earnings — pro forma	$32,434	$151,248	$58,647	$190,213

Pro forma basic earnings per share	$0.19	$0.88	$0.34	$1.11
Pro forma diluted earnings per share	$0.18	$0.83	$0.33	$1.06

The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended
(thousands)	Jun 30/05	Jun 30/04

Number of options granted	1,279,440	1,780,200
Average strike price	$53.94	$21.14
Expected dividend	$0.24	$0.20
Expected volatility	34%	37%
Risk-free interest rate	3.5%	3.3%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$16.63	$4.55

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each executive officer an annual grant of PSUs in an amount determined by the Board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of June 30, 2005, the total PSUs held by the executive was 98,100.

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. In the six months ended June 30, 2005, sixty percent of each director’s annual retainer was paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining forty percent of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last twenty trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of June 30, 2005, the total DSUs held by participating directors was 129,031 (June 30, 2004 — 111,123).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Options under this plan are not physically granted; rather employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of June 30, 2005, the number of options held by participating employees was 256,980 (June 30, 2004 — 377,100) with exercise prices ranging from $9.61 to $54.08 per share (June 30, 2004 — $9.61 to $21.03) and a weighted average exercise price of $23.15 (June 30, 2004 — $15.54).

Cameco has recognized the following amounts for these plans:

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Performance share units	$448	$—	$596	$—
Deferred share units	171	623	1,637	364
Phantom stock options	616	1,129	3,786	454
10.	Goodwill

The acquisitions undertaken as part of the 2004 gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The change in goodwill is due to the following:

(thousands)

Balance, beginning of period	$187,184
Change in foreign exchange rate	3,421

Balance, end of period	$190,605

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04

Inventories	$(52,237)	$(47,459)	$(90,202)	$(86,212)
Accounts receivable	(62,791)	(61,088)	57,877	25,714
Accounts payable and accrued liabilities	7,709	31,830	(63,342)	(5,384)
Bruce Power distribution	15,800	—	15,800	—
Other	(11,128)	(8,833)	19,958	1,707

Total	$(102,647)	$(85,550)	$(59,909)	$(64,175)

12.	Commitments and Contingencies
(a)	Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL will annually convert a base quantity of 5 million kgU as UO3 to UF6 for Cameco.

(b)	The Kyrgyz tax authorities have completed their state tax audit and customs audit of Centerra’s 100% subsidiary, Kumtor Gold Company (Kumtor) and the final assessments were issued on July 21, 2005. The assessments related to profit tax cover the years 1997 to 2003. The customs audit relates to 2000 to 2004. In total, the assessments deny operating loss carry forwards which could result in additional cash taxes of $12,000,000 (US) and claim cash taxes, including interest and penalties, of $5,000,000 (US) relating to the years referred to above.

Kumtor is currently reviewing the assessments, and believes that it has a strong foundation for its tax position as filed. Kumtor plans to file a formal notice of objection to the assessments within the period required by Kyrgyz tax regulations. Additionally, if the tax disputes cannot be settled nationally, Kumtor has the right to seek arbitration. It is not possible at the current time to quantify the expected impact on cash taxes and future tax assets resulting from these assessments. However, it is not expected that the outcome will have a material impact on Cameco’s financial position.

(c)	In its financial statements for the first quarter of 2005, Cameco reported on requests for information from the State Auditing Chamber of the Kyrgyz Republic in connection with its inquiries into the Kumtor restructuring. Since then, the Attorney General’s office has requested documents from Centerra’s 100% subsidiary, Kumtor Operating Company (KOC) and Centerra as part of a criminal investigation into alleged abuses of power or authority by officers of the Kyrgyz government, Kyrgyzaltyn (the state-owned entity that formerly held 66.7% of the project and now owns 15.7% of Centerra), Kumtor and KOC. The investigation is based on previous parliamentary resolutions opposing and challenging the Kumtor agreements and the legality of the restructuring. Centerra is being responsive to these requests.

Centerra is not aware of any basis for any allegation of criminal conduct. Cameco and Centerra have complete confidence in the validity of their restructuring agreements with the government. Disputes about such agreements are subject to resolution by international arbitration.
13.	Related Party Transactions

The company purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership (Kitsaki). Harry Cook, a director of Cameco, was the chair of the company and was also the chief of the Lac La Ronge Indian Band, which owns Kitsaki. In the six months ended June 30, 2005, Cameco has paid Kitsaki subsidiary companies $14,800,000 (2004 — $10,700,000) for transportation and catering services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $604,000 (2004 — $361,000) resulting from these transactions.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14.	Segmented Information

			(a)			(a)
For the three months ended June 30, 2005	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$139,271	$30,311	$127,250	$117,538	$414,370	($127,250)	$287,120
Expenses
Products and services sold	82,571	19,797	90,258	61,202	253,828	(90,258)	163,570
Depreciation, depletion and reclamation	21,985	1,901	19,025	21,405	64,316	(19,025)	45,291
Exploration	4,531	—	—	7,960	12,491	—	12,491
Research and development	—	729	—	—	729	—	729
Other income	(1,063)	—	3,945	—	2,882	(3,945)	(1,063)
Gain on sale of assets	(87)	(2)	—	(25)	(114)	—	(114)
Earnings from Bruce Power						(14,022)	(14,022)
Non-segmented expenses						—	28,845

Earnings before income taxes and minority interest	31,334	7,886	14,022	26,996	80,238	—	51,393
Income tax expense							8,838
Minority interest							10,121

Net earnings							$32,434

			(a)			(a)
For the three months ended June 30, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$141,787	$37,269	$142,074	$63,144	$384,274	($142,074)	$242,200
Expenses
Products and services sold	88,136	20,995	76,693	25,807	211,631	(76,693)	134,938
Depreciation, depletion and reclamation	27,918	2,243	17,639	14,704	62,504	(17,639)	44,865
Exploration	2,781	—	—	3,511	6,292	—	6,292
Research and development	—	416	—	—	416	—	416
Other income	1,048	—	2,648	(117,325)	(113,629)	(2,648)	(116,277)
Gain on sale of assets	(96)	—	—	(50)	(146)	—	(146)
Earnings from Bruce Power						(45,094)	(45,094)
Non-segmented expenses							16,726

Earnings before income taxes and minority interest	22,000	13,615	45,094	136,497	217,206	—	200,480
Income tax expense							44,146
Minority interest							4,935

Net earnings							$151,399

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14.	Segmented Information

			(a)			(a)
For the six months ended June 30, 2005	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$217,093	$56,104	$262,779	$230,156	$766,132	($262,779)	$503,353
Expenses
Products and services sold	133,612	34,949	173,532	125,894	467,987	(173,532)	294,455
Depreciation, depletion and reclamation	36,915	3,369	37,670	42,077	120,031	(37,670)	82,361
Exploration	9,006	—	—	14,656	23,662	—	23,662
Research and development	—	1,370	—	—	1,370	—	1,370
Other income	(975)	—	8,119	—	7,144	(8,119)	(975)
Gain on sale of assets	(129)	(2)	—	(1,184)	(1,315)	—	(1,315)
Earnings from Bruce Power						(43,458)	(43,458)
Non-segmented expenses						—	51,895

Earnings before income taxes and minority interest	38,664	16,418	43,458	48,713	147,253	—	95,358
Income tax expense							18,299
Minority interest							18,335

Net earnings							$58,724

			(a)			(a)
For the six months ended June 30, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$214,504	$63,057	$272,961	$97,047	$647,569	($272,961)	$374,608
Expenses
Products and services sold	142,837	37,602	145,929	41,274	367,642	(145,929)	221,713
Depreciation, depletion and reclamation	37,499	3,689	31,254	21,022	93,464	(31,254)	62,210
Exploration	5,896	—	—	5,145	11,041	—	11,041
Research and development	—	896	—	—	896	—	896
Other income	483	—	4,781	(117,325)	(112,061)	(4,781)	(116,842)
Gain on sale of assets	(1,096)	—	—	(50)	(1,146)	—	(1,146)
Earnings from Bruce Power						(90,997)	(90,997)
Non-segmented expenses						—	31,960

Earnings before income taxes and minority interest	28,885	20,870	90,997	146,981	287,733	—	255,773
Income tax expense							59,810
Minority interest							5,448

Net earnings							$190,515

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.